Exhibit 12

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings before income taxes	$9,243	$9,937	$8,884	$8,208	$7,636

Add (deduct):

Equity in net loss (earnings) of less than 50% owned affiliates	6	64	(100)	(163)	(176)

Dividends from less than 50% owned affiliates	—	12	100	154	127

Fixed charges	1,006	618	359	446	407

Interest capitalized, net of amortization	2	(11)	(8)	(4)	(12)

Earnings available for fixed charges	$10,257	$10,620	$9,235	$8,641	$7,982

Fixed charges:

Interest incurred	$920	$543	$280	$378	$340

Portion of rent expense deemed to represent interest factor	86	75	79	68	67

Fixed charges	$1,006	$618	$359	$446	$407

Ratio of earnings to fixed charges	10.2	17.2	25.7	19.4	19.6